January 27, 2009
VIA EDGAR, MAIL AND FACSIMILE (202) 772-9368
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Oilsands Quest Inc. Form 10-K for Fiscal Year ended April 30, 2008 Filed June 27, 2008 Schedule 14A Filed August 26, 2008 File No. 1-32994
In response to your letter of December 29, 2008, please see our responses to your comments. For ease of reference, we have repeated your comments in bold text preceding each response.
Form 10-K for the Fiscal Year Ended April 30, 2008
Canadian Resource Disclosure, Page 4
1.	Please remove all Canadian Resource disclosures as they are not contemplated or permitted to be disclosed by a domestic registrant. Refer to Instruction 5 of Item 102 of Regulation S-K.
Response:
In November 2007 our US securities counsel spoke with Mr. Ken Schuler, who at that time was with the SEC’s Division of Corporation Finance, Department AD4. At that time the Company had received its first independent evaluation of resources. Our counsel discussed the particular issues involving the obligations and/or the ability of the Company to disclose its resource estimates. The Company is headquartered and has all of its operations in Canada, has conducted offerings in Canada over the past ten years, has a large shareholder base in Canada, and is a reporting issuer under the Canadian securities laws. The Company, therefore, has disclosure requirements under Canadian law. Based on these facts, Mr. Schuler agreed with our assessment that we were required to make disclosure “by foreign or state law” as permitted by Instruction 5 of Item 102 of Regulation S-K. In reliance on this rule we include in our US filings all Canadian resource disclosures.

Off-Balance Sheet Arrangements
2.	Please revise to clarify whether you have any off-balance sheet arrangements as to which disclosure is required by Item 303(a)(4) of Regulation S-K. If none, please so state.
Response:
The Company has no off-balance sheet arrangements which require disclosure under Item 303(a)(4). In future filings we will clarify this point by including the following additional disclosure:
Off-Balance Sheet Arrangements
Oilsands Quest Inc. has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Financial Statements
General
3.
We are unable to locate your selected quarterly financial data required to be disclosed under Item 302 of Regulation S-K. Please advise us where we might locate this information or otherwise modify your document to include this information.

Response:
Selected quarterly financial data required to be disclosed under Item 302 of Regulation of S-K was inadvertently omitted from our report. We will include in an amendment to our Form 10K the following:

Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2008

Net loss from continuing operations (a)	$6,190,484	$20,438,671	$37,413,583	$34,828,193	$98,870,931

Net loss per share (b)

Originally reported	$0.03	$0.11	$0.18		$0.44

Recalculated including Exchangeable shares	$0.03	$0.09	$0.16	$0.14	$0.44

Weighted Average Number of Shares Outstanding

Originally Reported	182,424,876	187,430,122	203,812,609

Recalculated including Exchangeable shares	214,247,750	217,655,813	232,889,927	241,814,797

2007

Net loss from continuing operations (a)	$19,945,525	$15,614,559	$14,265,498	$18,969,159	$68,794,741

Net loss per share (b)

Originally reported	$0.17	$0.12	$0.10		$0.40

Recalculated including Exchangeable shares	$0.17	$0.09	$0.07	$0.10	$0.40

Weighted Average Number of Shares Outstanding

Originally Reported	117,722,101	130,054,507	141,989,112

Recalculated including Exchangeable Shares	117,722,101	178,886,863	191,856,454	195,741,345

(a)	The Company is in the exploration stage and has no revenues from operations therefore net sales and gross profit are not reported.

(b)
In preparation of the April 30, 2008 financial statements the Company determined that outstanding OQI Sask Exchangeable Shares (Note 11b)) should be included in the calculation of the weighted average number of shares outstanding during the period for purposes of calculating the Net loss per share. Net loss per share amounts for prior periods calculated including OQI Sask Exchangeable Shares are therefore presented above along with the original calculation.

Note 4 — Property and Equipment, page F-18
4.
We note that you have presented your property amounts in both U.S. and Canadian dollars as of April 30, 2008 and April 30, 2007. Please tell us why you have provided this dual currency presentation as part of your audited financial statements for each balance sheet date. We also note a similar presentation in your most recently filed Form 10-Q. Please refer to Rule 3-20(b) of Regulation S-X for guidance.

Response:
As described in the notes to the financial statements, the Canadian dollar is the functional currency of the Canadian subsidiaries, which contain substantially all of the property and equipment included in the consolidated financial statements. The US dollar is the functional currency of the parent company (OQI). The assets of the subsidiaries are translated into US dollars based on the current exchange rate in effect at the balance sheet date. Given the recent significant volatility in the exchange rate between CDN and US dollars, the amounts reported for property and equipment on the consolidated balance sheet changed significantly from period to period. We believe that the presentation of the property and equipment amounts in the functional currency of the respective subsidiaries (foreign operations) containing those assets, in addition to the presentation of the amounts in US dollars, assists a reader of the financial statements in understanding the change in the balance sheet amounts arising from capital expenditures and depreciation separate from the change arising from the application of changing period end exchange rates. For these reasons, we believe the additional presentation provided in the property and equipment note was not a “convenience translation” as discussed in Rule 3-20(b) of Regulation S-X.
Exhibits 31.1 and 31.2
5.
In Exhibits 31.1 and 31.2 (Section 302 certifications by the Chief Executive Officer and the Chief Financial Officer), you have not followed the exact language specified in Item 3.01(b)(31)(i) of Regulation S-K. Specifically, in item 4(a) of each certification, you have added the word “annual” before the word “report”; and in item 5, you have deleted the parenthetical “(or persons performing the equivalent functions),” and you have replaced the colon that follows this parenthetical with a semi-colon. In future filings, please use the exact language specified in the rule.

Response:
In future filings we will use the exact language specified in the rule.
Schedule 14A filed August 26, 2008

6.
Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response:
We confirm that we will comply with the following comments in all future filings.
Executive Compensation, page 20
7.
You state on page 21 that “The Compensation Committee has engaged independent consultants to assist it in its determination of peer group assessments and other factors in assessing overall compensation. The Compensation Committee has engaged Mercer (Canada) Limited to assist in its compensation assessments for the current year.” Please augment this disclosure to explain what companies are in your “peer group”; which “peer group assessments and other factors” were examined with what input from the consultants; and what where the “compensation assessments” as to which the consultants provided assistance.

Response:
Our compensation assessments for fiscal 2008 were conducted by the Compensation Committee of the Board of Directors with assistance from our independent consultants, Mercer (Canada) Limited (“Consultant”). In determining the relevant “peer groups”, the Consultant provided information on 17 public/private organizations involved in oil and gas exploration and production activities, including those with direct oil sands operations for the executive compensation peer group. Further, they provided information on up to 30 public/ private organizations for the peer group for other employee compensation from the Consultant’s proprietary data base. With guidance from the Consultant, the Committee considered the following factors in determining the peer group: (i) size of organization; (ii) whether a company is private as opposed to public; (iii) comparable positions within the companies; (iv) industry and competitive pressures; (v) geographic location, specifically the Alberta marketplace which has significant labor constraints; and (vi) guidance on target pay positioning for roles of strategic importance and other roles in the organization. Our proposed augmented disclosure is set out below in italics.

Proposed augmented disclosure
We view the various components of compensation as related but distinct and emphasize “pay for performance” with a significant portion of total compensation reflecting a risk aspect tied to long- and short-term financial and strategic goals. Our compensation philosophy is to foster entrepreneurship at all levels of the organization by making long-term equity-based incentives, in particular stock option grants, a significant component of executive compensation. We determine the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, and other considerations we deem relevant, such as rewarding extraordinary performance. Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. We have not adopted any internal pay-equity proposal, but it is the Compensation Committee’s goal to be fair and reasonable to all employees within the limitations of the Company’s financial capabilities and equity requirements. The Compensation Committee has engaged independent consultants, Mercer (Canada) Limited, to assist it in its determination of peer group assessments and other factors in assessing overall executive compensation. In determining the relevant peer group, the Compensation Committee considered public and private companies with oil and gas exploration and production operations including those with oil sands operations. Factors also considered in assessing overall executive compensation and relevant peer groups included size and nature of organizations, comparable positions, industry competitive pressures in specific geographic location, and target pay positioning for roles of strategic importance and other roles in the organization.
8.
We note that you have not included the Pension Benefits table required by Item 402(h) of Regulation S-K and the Nonqualified Deferred Compensation table required by Item 402(i) of Regulation S-K. Please explain why you have omitted these tables.

Response:
The Company does not have any Pension Benefit Plans and has no Nonqualified Deferred Compensation. We omitted the tables as per the instructions that the information can be excluded if it is not applicable (Item 402 General — a 5).
“Omission of table or column. A table or column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by that table.”
For greater clarity in our future filings we will include a statement that the Company has no Pension Benefit Plans and no Nonqualified Deferred Compensation plan.
Base Salary
9.
Your discussion does not explain what adjustments to base salary were made in the fiscal year ended April 30, 2008 for each named executive officer and the reasons for each individual adjustment. However, we note from your Summary Compensation Table that the salary amounts paid to the following officers increased by the following percentages from fiscal year 2007 to fiscal year 2008: Executive Chairman and Principal Executive Officer, increase of 39%; President and Chief Executive Officer, increase of 39%; Chief Financial Officer, increase of 53%, and Executive Vice President, Project Development, increase of 116%. Please augment your discussion to explain the process and reasons for making these adjustments. Please cover the 2008 fiscal year and the period from the end of that fiscal year to the filing of the definitive Proxy Statement.

Response:
As noted in the “Elements of Compensation” section, the Compensation Committee believes that the compensation environment for qualified executives in the local business environment in the industry was highly competitive during fiscal 2007 (year ended April 30, 2007) and fiscal 2008 (year ended April 30, 2008) and this was a significant factor in the increase of the annual Base Salaries of the Named Executives during fiscal 2008. This reasoning was supported by the independent consultant advice provided to the Compensation Committee at the time. In addition, there was a significant increase in the scope and complexity of operations for the Company from 2007 onwards which resulted in additional responsibilities in the core duties of the Named Executives. As a result, the annual Base Salaries for Messrs. Wilson, Hopkins, Hirji, Kimball and Yildirim were increased by 33%, 33%, 50%, 10% and 16% respectively (the percentage increases noted in your Comment #9 above reflect the foreign exchange translation impact). All of our employees are employed in Canada and are paid in Canadian dollars and these amounts have been translated into US dollars for reporting purposes. Further, Dr. Yildirim, our Executive Vice President, Project Development, was employed only for a partial year in fiscal 2007 (as reflected in Note 2 of the Summary Compensation Table), thus the increase to his annual base salary was 16% versus the 116% noted above. There are no increases to the annual Base Salaries for any of the Named Executives in fiscal 2009 (year ended April 30, 2009). Our proposed augmented disclosure is set out below in italics.
Proposed Augmented Disclosure
Base Salary. Base salary, paid in cash, is the first element of compensation to our senior executive officers. We set base salaries at a level we believe enables us to hire and retain individuals in a competitive environment and to reward individual performance and contribution to our overall business goals, while recognizing that our senior executive officers have additional incentives to work towards the Company’s success. Individual performance and contribution to the overall business goals of the Company are subjective measures and are also evaluated by the Compensation Committee.
During our fiscal year ended April 30 2008, the Named Executives’ annual Base Salaries were increased due to the highly competitive compensation environment for qualified executives in the industry and in the local business environment during 2007/2008 and the significant increase in the scope and complexity of our operations from 2007 which resulted in additional responsibilities in the core duties of the Named Executives. As a result, the annual Base Salaries for Messrs. Wilson, Hopkins, Hirji, Kimball and Yildirim were increased by 33%, 33%, 50%, 10% and 16%, respectively by the Board of Directors, on recommendation from the Compensation Committee. This increase was deemed a key component of the overall compensation to retain key individuals for the future success of the Company. No increases in the annual Base Salaries were awarded for the fiscal 2009 year to the Named Executives.

The Compensation Committee believes that Base Salaries for our senior executive officers are appropriate for executives serving a public company of our size in our industry.
Annual Discretionary Cash Bonuses, page 22
10.
We note your statement that “We paid cash bonuses during fiscal years 2008 and 2007 to certain of our Named Executives as disclosed in the ‘Summary Compensation Table’ below. We have no set formula for determining or awarding discretionary cash bonuses to our other executives or employees [emphasis added].” We also note that you refer to “the guidelines established for payment of bonuses,” and your disclosure indicates that these guidelines may be related to “our budget and forecast prepared prior to the beginning of the year.” We furthermore note your discussion of the Compensation Committee’s discretion with regard to whether to follow the guidelines. Is there upward discretion as well as downward discretion?

Response:
In accordance with the executive employments agreements for Messrs. Wilson, Hopkins, Hirji, Yildirim and Kimball, the award of cash bonuses is at the sole discretion of the Board of Directors. The Board has the discretion to not award any cash bonus if warranted. In accordance with the terms of employment agreement with Mr. Fitzgibbon, our President and Chief Operating Officer, a target cash bonus of 50% of the annual Base Salary is noted. However, the Board does have the discretion to adjust that target up or down, if warranted.
Our reference to “the guidelines established for payment of bonuses,” and our disclosure that these guidelines may be related to “our budget and forecast prepared prior to the beginning of the year” was intended to point out that we include in our annual budgets prepared prior to the beginning year, an estimated amount for discretionary cash bonuses. This amount is only a guide and may be adjusted upwards or downward based on the discretionary factors considered by the Compensation Committee such as the individual’s current and expected future performance, level of responsibilities, retention considerations, peer group assessments, and their total compensation package, as well as Company resources and business projections, and other operational factors. In addition, the Compensation Committee may also consider how unexpected events, such as acquisitions, impact the Company’s ability to pay a cash bonus and may decide to defer or not to pay a cash bonus entirely.

Do you have formulae (“set” or not) or guidelines for payment of bonuses to the named executive officers that include qualitative or quantitative performance targets or goals? If so, please revise to disclose all qualitative and quantitative performances targets or goals established during 2007 and for 2008. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Response:
We did not have set formulae or guidelines for payment of discretionary bonuses for fiscal 2007 and fiscal 2008. However, in determining the amount of the cash bonuses the Compensation Committee considered and applied judgment on discretionary factors such as the individual’s current and expected future performance, level of responsibilities, retention considerations, peer group assessments, and their total compensation package, as well as Company resources and business projections, and other operational factors. As described above, the Compensation Committee received information about comparable executive positions for their peer group assessment from the Consultant.
Also, please explain why each individual named executive officer received the bonus for fiscal year 2008 that he received.
Response:
For the fiscal 2007 and 2008 awards, the Committee considered the attainment of the exploration goals by the Company, the progress made on pre-commercialization activities for its oil sands discoveries, the timely acquisition of key strategic assets for the future of the Company, the ability of the senior executives to secure financing for the operations of the Company, the ability to execute these programs within established budgets, and the individual roles and performance of senior executives in accomplishing these corporate objectives. Factors considered for each Named Executive were operations excellence, development of key relationships, creating and supporting a strong environment of corporate governance and leadership in the execution of corporate goals. The Committee also considered the significant labor constraints for skilled executives in the oil sands industry in the Alberta marketplace to ensure that the discretionary cash bonuses reflected an appropriate retention component.

As a result of the above factors and the judgment exercised by the Compensation Committee for each Named Executive, the discretionary cash bonuses for Messrs. Wilson, Hopkins, Hirji, Yildirim and Kimball were set at 67%, 67%, 70%, 40% and 40% respectively of the annual Base Salary for the fiscal 2007 year. This discretionary cash bonus was paid during fiscal 2008 (as disclosed in the Compensation Summary Table). For the fiscal 2008 year (ended April 30, 2008), the discretionary cash bonuses for Messrs. Wilson, Hopkins, Hirji, Yildirim and Kimball were set at 50%, 50%, 67%, 50% and 50% of the annual Base Salary respectively. This bonus was paid during fiscal 2009.
The Compensation Committee believes that the discretionary cash bonuses for our senior executive officers for fiscal 2007 and 2008 were appropriate based on the discretionary factors discussed above.
Long-Term Equity-Based Incentives, page 23
11.
We note your reference to “discretionary factors” that are generally taken into account in determining whether to grant long-term equity-based incentive awards, and in determining the amount of any such awards. Please explain specifically for each named executive officer why he received the awards that he did in fiscal year 2008 and why the awards had the terms that they did, particularly in view of the large expense amounts associated with these awards and the large proportion of the named executive officers’ total compensation that these awards represent.

Response:
Our proposed augmented disclosure is set out below in italics.
Long-Term Equity-Based Incentives. Equity-based incentives form a third element of our compensation program. Long-term equity-based incentive compensation is an element of our compensation policy because we believe it aligns management and executives’ interests with the interests of the Company’s shareholders. Our equity incentives also reward the attainment of long-term corporate objectives by our executives. We generally grant equity or option grant awards that are subject to vesting over several years in order to encourage management and executive retention. We also believe that grants of equity-based compensation are necessary to enable us to be competitive from a total remuneration standpoint. At the present time, the Company has two equity incentive plans for its management and employees: its 2005b Stock Option Plan and its 2006 Stock Option Plan. The Company does not intend to grant any further options under the 2005b Stock Option Plan.
The Compensation Committee acts as the oversight of our long-term equity-based incentive plans and performs functions that include selecting award recipients, determining the timing of grants and assigning the number of shares subject to each award, fixing the time and manner in which awards are exercisable, setting exercise prices and vesting and expiration dates, and from time to time recommending rules and regulations for carrying out the purposes of our plans for approval by the Board of Directors. For compensation decisions regarding the grant of equity compensation to executive officers (other than the Executive Chairman and Chief Executive Officer) and other employees, our Compensation Committee typically considers recommendations from our Executive Chairman and Chief Executive Officer as well as the competitive environment associated with longer-term compensation. All awards are priced at the fair market value on the grant date in accordance with SFAS 123(R).

Typically, awards vest over multiple years, but the Compensation Committee maintains the discretionary authority to vest the equity grant immediately if the individual situation merits. In the event of a change of control, or upon the death, disability, retirement or termination of a grantee’s employment without good reason, all outstanding equity-based awards may immediately vest depending on the individual’s employment arrangement.
We have no set formula for granting awards to our executives or employees. In determining whether to grant awards and the amount of any awards, we take into consideration discretionary factors discussed in our elements of Compensation discussed above.
In determining the specific fiscal 2007 and 2008 awards for the individual Named Executives, as described above the Committee considered overall corporate objectives such as the attainment of the exploration goals by the Company, the progress made on pre-commercialization activities for its oil sands discoveries, the timely acquisition of key strategic assets for the future of the Company, the ability of the senior executives to finance the operations of the Company, the ability to execute these programs within established budgets, and the individual roles and performance of senior executives in accomplishing these corporate objectives. The Committee also considered the significant labor constraints for skilled executives and employees in the oil sands industry in the Alberta marketplace to ensure that the long term equity incentive reflected an appropriate retention component. Grants to individual Named Executives for fiscal 2007 (year ended April 30, 2007) were granted on August 1, 2007 and are contained in the “Grants of Plan-Based Awards” table below. Grants to individual Named Executives for fiscal 2008 (year ended April 30, 2008) were granted on August 1, 2008 and are contained in the “Grants of Plan-Based Awards” Table below. The stock options awarded are for a 5 year term vesting at the rate of 25% on the date of grant and 25% on each of the first three anniversary dates of the grant date to reflect the long-term nature of the Company’s overall goals. The sizes of the individual grants were reflective of the factors described above and the roles of each individual in the company.
All equity awards to our employees, including Named Executives, and to our Directors, have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date in accordance with SFAS 123(R).
On August 1, 2007 Mr. Wilson was awarded 750,000 options in recognition of his contribution to the Company’s corporate goals, including his role in the Company’s financing efforts and acquisitions during the year ended April 30, 2007 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Wilson. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.

On August 1, 2007 Mr. Hopkins was awarded 750,000 options in recognition of his contribution to the Company’s corporate goals, including exploration success, the Company’s financing efforts and his role in the Company’s ability to execute its programs within established budgets during the year ended April 30, 2007 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Hopkins. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.
On August 1, 2007 Mr. Hirji was awarded 600,000 options in recognition of his contribution to the overall corporate objectives including his role in the Company’s ability to execute its programs within established budgets during the year ended April 30, 2007 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Hirji. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.
On August 1, 2007 Mr. Yildirim was awarded 400,000 options in recognition of his contribution to the Company’s progress on pre-commercialization activities for its oil sands discoveries during the year ended April 30, 2007 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Yildirim. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.
On August 1, 2007 Mr. Kimball was awarded 400,000 options in recognition of his contribution to the attainment of the Company’s exploration goals and the timely acquisition of key strategic assets for the Company during the year ended April 30, 2007 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Kimball. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.
On August 1, 2008 Mr. Wilson was awarded 475,000 options in recognition of his contribution to the Company’s corporate goals, including his role in the Company’s financing efforts and strategic acquisitions during the year ended April 30, 2008 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Wilson. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.

On August 1, 2008 Mr. Hopkins was awarded 475,000 options in recognition of his contribution to the Company’s corporate goals, including exploration success, the Company’s financing efforts and his role in the Company’s ability to execute its programs within established budgets during the year ended April 30, 2008 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Hopkins. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.
On August 1, 2008 Mr. Hirji was awarded 475,000 options in recognition of his contribution to the overall corporate objectives including his role in the Company’s ability to execute its programs within established budgets during the year ended April 30, 2008 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Hirji. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.
On August 1, 2008 Mr. Yildirim was awarded 400,000 options in recognition of his contribution to the Company’s progress on pre-commercialization activities for its oil sands discoveries during the year ended April 30, 2008 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Yildirim. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.
On August 1, 2008 Mr. Kimball was awarded 400,000 options in recognition of his contribution to the attainment of the Company’s exploration goals and the timely acquisition of key strategic assets for the future of the Company during the year ended April 30, 2008 and his expected future contributions to the Company. These options were granted with a three year vesting period to provide longer term incentive to Mr. Kimball. The large dollar value assigned to the options using the Black Scholes model is primarily due to the high volatility of the Company’s stock price.
Information about unvested performance shares and outstanding options held by our Named Executives is contained in the “Outstanding Equity Awards at Fiscal Year End — 2008” and “Director Compensation” tables presented later in this document .

Grant of Plan Based Awards Table
GRANTS OF PLAN-BASED AWARD

								All
								Other	All other
								Stock	Option
								Awards:	Awards:	Exercise
		Estimated Future Payouts			Estimated Future			Number	Number of	or Base	Grant Date
		Under Non-Equity			Payouts Under Equity			of Shares	Securities	Price of	Fair Value
		Incentive Plan Awards			Incentive Plan Awards			of Stock	Underlying	Option	of Stock
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	and Option
Name	Date (4)	($)	($)	($)	(#)	(#)	(#)	(#)	(#) (1)	($/Sh) (2)	Awards (3)
T. Murray Wilson	August 1, 2007	—	—	—	—	—	—	—	750,000	$4.27	$2,835,000

Christopher H. Hopkins	August 1, 2007	—	—	—	—	—	—	—	750,000	$4.27	$2,835,000

Karim Hirji	August 1, 2007	—	—	—	—	—	—	—	600,000	$4.27	$2,268,000

Errin Kimball	August 1, 2007	—	—	—	—	—	—	—	400,000	$4.27	$1,512,000

Erdal Yildirim	August 1, 2007	—	—	—	—	—	—	—	400,000	$4.27	$1,512,000

T. Murray Wilson	August 1, 2008	—	—	—	—	—	—	—	475,000	$4.51	$1,306,250

Christopher H. Hopkins	August 1, 2008	—	—	—	—	—	—	—	475,000	$4.51	$1,306,250

Karim Hirji	August 1, 2008	—	—	—	—	—	—	—	475,000	$4.51	$1,306,250

Errin Kimball	August 1, 2008	—	—	—	—	—	—	—	400,000	$4.51	$1,100,000

Erdal Yildirim	August 1, 2008	—	—	—	—	—	—	—	400,000	$4.51	$1,100,000

1)	Stock options vest at the rate of 25% on the date of grant and 25% on each of the first three anniversary dates of the grant date.

2)	The exercise price for stock options is equal to the closing price of our Common Stock on the date of grant.

3)
The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123R. The Black-Scholes valuation model requires the input of highly subjective assumptions, including the option’s expected life and the expected price volatility of the Company’s Common Stock. The expected stock price volatility assumption was determined using historical volatility of the Company’s Common Stock. This amount disregards any estimate of forfeitures.

4)	The grants on August 1, 2007 are for fiscal 2007 (year-ended April 30, 2007) and the grants on August 1, 2008 are for fiscal 2008 (year-ended April 30, 2008).

Employment Agreements, Change-in-Control Agreements and certain Other Matters, page 24
12.
We note that your discussion of the provisions of Mr. Wilson’s employment agreement concerning potential payments upon termination does not discuss the issue of what would occur if he were to be terminated for cause. Please augment and discuss this issue.

Response:
In accordance with Mr. Wilson’s employment agreement, the Corporation is entitled to terminate Mr. Wilson’s employment with the Corporation at any time, without notice, pay in lieu of notice or any other form of severance or termination pay, for cause. The Corporation is entitled to terminate the employment of all Named Executives at any time, without notice, pay in lieu of notice or any other form of severance or termination pay, for cause. We will clarify this in all future disclosure.
13.
We note your disclosure that the employment agreement between Mr. Fitzgibbon and the company is “for an indefinite term.” Please augment your disclosure concerning the employment agreement of each named executive officer to disclose the term, or if there is no stated term, to disclose that the agreement is for an indefinite term.

Response:
We will augment our future disclosure to reflect that all employment agreements with our Named Executives are for an indefinite term.
Potential Payments Upon Termination or Change in Control, page 32
14.
You have described certain provisions of the employment agreements as they relate to payments to named executive officers at, following, or in connection with termination (on pages 24 through 26 under the heading “Employment Contracts, Change-in-Control Arrangements and Certain Other Matters”), but you have not quantified such payments as required by Item 402(j) of Regulation S-K. Please refer to Instruction 1 to Item 402(j) and supplementally provide us with proposed enhanced disclosure on this issue. We may have further comments upon reviewing your proposed disclosure.

Response:
In future filings we will augment our disclosure with the following:
Potential Payments Upon Termination or a Change in Control (“CIC”)

	Cash Severance			Stock	Option
Name	Payment	Other Benefits		Awards	Awards (1)

T. Murray Wilson	$	$		$	$
- Involuntary Termination Without Cause	693,413		20,802	—	—
- Involuntary Termination With Cause	—		—	—	—
- Voluntary Termination	—		—	—	—
- Change in Control	1,040,120		31,203	—	—
- Death (2)	—		—	—	—
- Disability (3)	—		—	—	—

Christopher H. Hopkins
- Involuntary Termination Without Cause	1,040,120		31,203	—	—
- Involuntary Termination With Cause	—		—	—	—
- Voluntary Termination	—		—	—	—
- Change in Control	1,040,120		31,203	—	—
- Disability (3)	—		—	—	—

Karim Hirji
- Involuntary Termination Without Cause	953,442		31,203	—	—
- Involuntary Termination With Cause	—		—	—	—
- Voluntary Termination	—		—	—	—
- Change in Control	953,442		31,203	—	—
- Disability (3)	—		—	—	—

Errin Kimball
- Involuntary Termination Without Cause	619,118		29,718	—	—
- Involuntary Termination With Cause	—		—	—	—
- Voluntary Termination	—		—	—	—
- Change in Control	619,118		29,718	—	—
- Disability (3)	—		—	—	—

Erdal Yildirim
- Involuntary Termination Without Cause	546,337		28,232	—	—
- Involuntary Termination With Cause	—		—	—	—
- Voluntary Termination	—		—	—	—
- Change in Control	546,337		28,232	—	—
- Disability (3)	—		—	—	—

(1)	There are no accelerated option vesting benefits available to Executive Officers that are not also available generally to all salaried employees.

(2)	Upon death of the Executive, the Executive’s estate shall be entitled to receive all Base Salary, pro-rated Annual Bonus and any other incentive compensation earned by the Executive up to death.

(3)	The Executive will be entitled to insurance benefits provided under the any long term disability insurance plan.

Director Compensation, page 32
15.
Your disclosure of director compensation is missing information required by Item 402(k) of Regulation S-K. For example, more disclosure is needed with regard to the quantities and terms of stock options awarded to non-management directors. Please supplementally provide us with proposed enhanced disclosure on this issue. We may have further comments upon reviewing your proposed disclosure.

Response:
We will augment our future disclosure in the following manner with respect to the quantities and terms of stock options awarded to non-management directors.

		Option
		Awards:	Exercise
		Number of	or Base	Grant Date
		Securities	Price of	Fair Value
		Underlying	Option	of Stock
	Grant	Options	Awards	and Option
Name	Date (4)	(#) (1)	($/Sh) (2)	Awards (3)
Pamela Wallin	June 29, 2007	100,000	$2.47	219,000
Thomas Milne	August 1, 2007	150,000	$4.27	567,000
Ronald Phillips	August 1, 2007	150,000	$4.27	567,000
Gordon Tallman	August 1, 2007	150,000	$4.27	567,000
W. Scott Thompson	August 1, 2007	150,000	$4.27	567,000
Pamela Wallin	August 1, 2007	50,000	$4.27	189,000
John Read	October 11, 2007	150,000	$4.60	601,500
Thomas Milne	August 1, 2008	150,000	$4.51	412,500
Ronald Phillips	August 1, 2008	150,000	$4.51	412,500
Gordon Tallman	August 1, 2008	150,000	$4.51	412,500
W. Scott Thompson	August 1, 2008	150,000	$4.51	412,500
Pamela Wallin	August 1, 2008	150,000	$4.51	412,500
John Read	August 1, 2008	150,000	$4.51	412,500

1)	Stock options are granted for a 5 year term and vest at the rate of 25% on the date of grant and 25% on each of the first three anniversary dates of the grant date.

2)	The exercise price for stock options is equal to the closing price of our Common Stock on the date of grant.

3)
The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123R. The Black-Scholes valuation model requires the input of highly subjective assumptions, including the option’s expected life and the expected price volatility of the Company’s Common Stock. The expected stock price volatility assumption was determined using historical volatility of the Company’s Common Stock. This amount disregards any estimate of forfeitures.

4)	The grants on August 1, 2007 are for fiscal 2007 (year-ended April 30, 2007) and the grants on August 1, 2008 are for fiscal 2008 (year-ended April 30, 2008).

We acknowledge that:
The company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The company may not assert staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.
Sincerely,
Karim Hirji
Chief Financial Officer